UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: June 2018

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

RESULT OF ANNUAL GENERAL MEETING

On June 19, 2018, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, to announce that at the Annual General Meeting held earlier today, all resolutions proposed were duly passed by the shareholders on a poll. The results of the poll, incorporating the proxy votes lodged in advance of the meeting, will be available on the Company’s website at: https://www.motifbio.com/. The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://www.motifbio.com/ and at www.investegate.co.uk.

The information contained in this report on Form 6-K, excluding for the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated June 19, 2018, entitled “Result of Annual General Meeting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: June 19, 2018